December 14, 2023

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Response to additional Comments on the Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) and statement of additional information (“SAI”) filed on Form N-14 on October 24, 2023 and Pre-Effective Amendment No. 1 on Form N-14 on December 12, 2023 for abrdn Income Credit Strategies Fund (the “Acquiring Fund” or “Registrant”) (Securities Act File No. 333-275178).

Ms. Dubey:

This letter responds to additional Comments on the Proxy Statement/Prospectus and SAI with respect to the proposed reorganizations as shown below that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided via telephone with Anu Dubey and Patricia Leeson of Dechert LLP on December 13, 2023.

Acquired Funds (each, an “Acquired Fund”)		Acquiring Fund
First Trust High Income Long/Short Fund	into	abrdn Income Credit Strategies Fund
First Trust/abrdn Global Opportunity Income Fund

A revised Proxy Statement/Prospectus and SAI was filed on December 12, 2023 (“Pre-Effective Amendment No. 1”) in order to make certain changes in connection with the Staff’s initial comments on the Proxy Statement/Prospectus and SAI. The Registrant previously responded to these initial comments from Mr. Kenneth Ellington and Ms. Dubey in a letter dated December 12, 2023.

On behalf of the Acquiring Fund, your comments and our responses thereto are provided below. All defined terms in this letter have the same meaning as in the Proxy Statement/Prospectus and SAI, except as defined herein.

Comment 1: In connection with the response to Comment 1 provided on November 15, 2023, please further revise the disclosure below the second table of the net total annual operating expense ratios, including interest expense, that the Adviser can recoup waived expenses.

Response: The Registrant undertakes to revise the disclosure in the Proxy Statement/Prospectus to be filed pursuant to Rule 424 in response to this comment by adding the following:

"The net total annual operating expense ratios, including interest expense, in this table of the Acquiring Fund and Combined Fund reflect reimbursement of Other Expenses (defined below) from abrdn Investments Limited ("aIL"), which can be recouped under certain circumstances by aIL."

Comment 2: With respect to the following question and answer in the Questions and Answers section of the Proxy Statement/Prospectus: “How will the fees and expenses of the Combined Fund compare to those of each Acquired Fund?”, please revise the third footnote to state in the last sentence if the net total annual operating expense ratio of the Combined Fund is expected to be 1.99% excludes interest expense.

Response: The Registrant undertakes to revise the disclosure in the Proxy Statement/Prospectus to be filed pursuant to Rule 424 in response to this comment by revising the last sentence with the following:

“Following the consummation of one or both Reorganizations, the net total annual operating expense ratio, excluding interest expense, of the Combined Fund is expected to be 1.99%.”

Comment 3: In the “Proposals—Background and Reasons for the Proposed Reorganizations” section and “Board Consideration of the Reorganizations” sub-section, it is disclosed that “[t]he Board considered that the Reorganizations may have the additional benefit of reducing the likelihood of an activist campaign against the larger combined fund.” In making the determination of additional benefit of reducing the likelihood of an activist campaign, please confirm if the Board considered that the Acquiring Fund was subject to the Control Share Statute contained in Subchapter III of the DSTA while the Acquired Funds are not and disclose such consideration, if applicable.

Response: While the Board of the Acquired Fund is aware of control share statutes and related By-laws, they were not a material factor in the Board’s consideration of the Reorganizations.

Comment 4: In connection with the response to Comment 20 provided on November 15, 2023, please further disclose the Acquiring Fund’s rationale for not broadly exempting application of the Control Share Statute contained in Subchapter III of the DSTA and whether the Acquiring Fund’s Board considered the provisions and determined that they are in the best interests of the Acquiring Fund and its shareholders.

Response: In connection with the Reorganizations, the Acquiring Fund’s Board considered whether to exempt any control share acquisitions in connection with this proxy solicitation. As discussed in the Proxy Statement/Prospectus, all shares will be counted for purposes of this proxy solicitation. Additionally, the Acquiring Fund’s Board has considered the Control Share Statute and the uncertainty around the general application under the 1940 Act of state control share statutes and enforcement of control share statutes. The Acquiring Fund’s Board intends to continue to monitor developments relating to the Control Share Statute and state control share statutes generally.

*                    *                     *                     *                    *

Please contact the undersigned at 202-261-3360 should you have any questions regarding this matter.

Sincerely,

/s/ Thomas C. Bogle
Thomas C. Bogle

2